

May 10, 2012

<u>Via E-mail</u>
Mr. Phillip A. Reinsch
Chief Financial Officer
Capstead Mortgage Corporation
8401 North Central Expressway, Suite 800
Dallas, TX 75225

   Re: Capstead Mortgage Corporation
     Form 10-K
     Filed February 24, 2012
     File No. 001-08896

Dear Mr. Reinsch:

  We have reviewed your correspondence filed April 18, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Residential Mortgage Investments, page 7</u>

1. We note your response to comment 4 from our letter dated April 5, 2012. We note that you disclose on page 17 the impact of changes in interest rates on your operating results; however, in future Exchange Act reports, please also provide an analysis of the quantitative impact of changes in interest rates on your portfolio value.

2. We note your response to comment 5 from our letter dated April 5, 2012. In future Exchange Act reports, please include disclosure specifically about your investments in interest-only ARMs. Where applicable and material, break out separately this segment of your portfolio from your disclosure regarding different ARM types.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or Sonia Barros at (202) 551-3655 with any other questions.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant